NEWS RELEASE

September 12, 2003

Trading Symbol: TSX: RNG

RIO NARCEA SIGNS MEMORANDUM OF UNDERSTANDING

FOR PROCESSING CREW’S NALUNAQ ORE

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that the Company has signed a memorandum of understanding (“MoU”) with Crew Development Corporation for the processing of high-grade ore from its Nalunaq gold mine located in South Greenland. According to the MoU, the Nalunaq ore will be processed in batches of approximately 35,000 to 40,000 tonnes per quarter.

Rio Narcea has one of Europe’s most modern ore processing plants with a capacity of over 2,000 tonnes per day and a flexible high capacity gravity/CIL circuit, which is achieving high gold recoveries from the El Valle Charnela high-grade zones. The high-grade (approx. 0.9 oz/t) ore from Nalunaq fits well with the Company’s ore scheduling plans in the transition to its own underground-sourced ore.

The agreement is expected to be finalized within two months with the first batch of ore to be processed in early 2004.  Rio Narcea is looking forward to working closely with Crew in this exciting contribution to the European Union´s gold production.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

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